

February 14, 2013

Via E-mail
Graham Kelly
Chief Executive Officer
Novogen Limited
1-7 Waterloo Road, Level 1
North Ryde, New South Wales 2113
Australia

> **Re:** **Novogen Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2012**
> **Filed October 29, 2012**
> **File No. 000-29962**

Dear Dr. Kelly:

We have reviewed your filing and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 75

1. We note the audit report of Grant Thornton Audit Pty Ltd references the report of the prior auditor for the financial statements as of June 30, 2011 and for each of the years in the two-year period ended June 30, 2011. Please amend your filing to include the audit report as required by Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant